EXHIBIT 10.9

                  AMENDMENT TO AGREEMENT DATED OCTOBER 30, 1998

On October 30, 1998 Geophysical de Mexico ("GdM") and Seismic International, Inc. ("INTERNATIONAL") entered into a contract (the "Contract"). Both parties have agreed with the execution of this amendment to modify the Contract to allow for different terms of payment as outlined in paragraph 3 of the contract and to grant INTERNATIONAL additional time to perform the services as outlined in paragraph 4 of the contract. The two paragraphs in question shall be amended in their entirety to read as follows:

         3. INTERNATIONAL acknowledges the receipt of FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($500,000.00) from GdM as part consideration under this Agreement. GdM agrees to pay INTERNATIONAL an additional consideration of SEVEN MILLION AND NO/100 DOLLARS ($7,000,000). The first 50% or THREE MILLION FIVE HUNDRED THOUSAND DOLLARS ($3,500,000) will be due and payable upon the arrival of the equipment and prior to commencement of the work. The balance of THREE MILLION FIVE HUNDRED THOUSAND DOLLARS ($3,500,000) will be due upon delivery of the detailed map(s) and related information described.

         4. INTERNATIONAL shall be given 90 days to commence the work and 120 days to complete the detailed interpretive map(s) and related information from March 31, 1999. Geophysical de Mexico acknowledges that the FIVE HUNDRED THOUSAND DOLLARS ($500,000) advanced to NORTH AMERICAN GEOPHYSICAL on behalf of the Contract with INTERNATIONAL has been spent on gathering information and testing the site for the benefit of both parties and INTERNATIONAL will not be obligate to refund any funds.


Accepted:                                  Accepted:





/s/ Encino Rivera Celia               /s/ Michael G. Maguire
____________________  March 18, 1999   _____________________  March 18, 1999
Administrator Uniro                    Michael Maguire, President
Geophysical de Mexico                  Seismic International, Inc.